UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-months and six-months periods ended June 30, 2020 and 2021.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-months and six-months periods ended June 30, 2020 and 2021

GEOPARK LIMITED

JUNE 30, 2021

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

JUNE 30, 2021

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-months	Three-months	Six-months	Six-months
		period ended	period ended	period ended	period ended
		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Amounts in US$ ´000	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE	3	165,598	55,650	312,193	188,889
Commodity risk management contracts	4	(47,669)	(9,131)	(94,960)	22,880
Production and operating costs	5	(53,020)	(20,714)	(95,972)	(61,789)
Geological and geophysical expenses	6	(2,128)	(2,951)	(5,203)	(7,409)
Administrative expenses	7	(12,694)	(11,318)	(24,027)	(24,003)
Selling expenses	8	(1,829)	(1,638)	(3,552)	(3,600)
Depreciation		(20,594)	(23,322)	(43,161)	(62,623)
Write-off of unsuccessful exploration efforts	10	(8,061)	—	(8,061)	(3,205)
Impairment loss recognized for non-financial assets	19	—	—	—	(97,481)
Other expenses		(394)	(7,429)	(2,148)	(7,661)
OPERATING PROFIT (LOSS)		19,209	(20,853)	35,109	(56,002)
Financial expenses	9	(20,735)	(16,545)	(36,709)	(31,299)
Financial income	9	135	674	598	2,097
Foreign exchange gain (loss)	9	1,810	4,726	4,504	(6,061)
PROFIT (LOSS) BEFORE INCOME TAX		419	(31,998)	3,502	(91,265)
Income tax (expense) benefit		(2,887)	12,144	(16,307)	(18,131)
LOSS FOR THE PERIOD		(2,468)	(19,854)	(12,805)	(109,396)
Losses per share (in US$) for loss attributable to owners of the Company. Basic		(0.04)	(0.33)	(0.21)	(1.81)
Losses per share (in US$) for loss attributable to owners of the Company. Diluted		(0.04)	(0.33)	(0.21)	(1.81)

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

JUNE 30, 2021

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-months	Three-months	Six-months	Six-months
	period ended	period ended	period ended	period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Amounts in US$ ´000	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Loss for the period	(2,468)	(19,854)	(12,805)	(109,396)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	2,461	(1,682)	1,812	(10,182)
Losses on cash flow hedges	—	—	—	(6,770)
Income tax relating to losses on cash flow hedges	—	—	—	2,166
Other comprehensive profit (loss) for the period	2,461	(1,682)	1,812	(14,786)
Total comprehensive loss for the period	(7)	(21,536)	(10,993)	(124,182)

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

JUNE 30, 2021

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At June 30, 2021	Year ended
Amounts in US$ ´000		(Unaudited)	December 31, 2020
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	615,084	614,665
Right-of-use assets		18,728	21,402
Prepayments and other receivables		1,071	1,060
Other financial assets		13,923	13,364
Deferred income tax asset		22,404	18,168
TOTAL NON CURRENT ASSETS		671,210	668,659
CURRENT ASSETS
Inventories		9,154	13,326
Trade receivables		47,391	46,918
Prepayments and other receivables		19,346	27,263
Derivative financial instrument assets	15	—	1,013
Other financial assets		13	28
Cash and cash equivalents		85,023	201,907
Assets held for sale		—	1,152
TOTAL CURRENT ASSETS		160,927	291,607
TOTAL ASSETS		832,137	960,266
EQUITY
Equity attributable to owners of the Company
Share capital	11	61	61
Share premium		179,339	179,399
Reserves		91,675	92,216
Accumulated losses		(391,197)	(380,866)
TOTAL EQUITY		(120,122)	(109,190)
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	656,172	766,897
Lease liabilities		10,293	11,457
Provisions and other long-term liabilities	13	81,627	82,370
Deferred income tax liability		1,550	7,190
Trade and other payables	14	1,330	4,886
TOTAL NON CURRENT LIABILITIES		750,972	872,800
CURRENT LIABILITIES
Borrowings	12	27,527	17,689
Lease liabilities		7,596	10,890
Derivative financial instrument liabilities	15	67,247	15,094
Current income tax liability		4,549	52,775
Trade and other payables	14	94,368	100,156
Liabilities associated with assets held for sale		—	52
TOTAL CURRENT LIABILITIES		201,287	196,656
TOTAL LIABILITIES		952,259	1,069,456
TOTAL EQUITY AND LIABILITIES		832,137	960,266

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

JUNE 30, 2021

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share	Share	Other	Translation	Accumulated
Amount in US$ '000	Capital	Premium	Reserve	Reserve	losses	Total
Equity at January 1, 2020	59	173,716	116,291	(3,820)	(153,361)	132,885
Comprehensive loss:
Loss for the six-months period	—	—	—	—	(109,396)	(109,396)
Other comprehensive loss for the period	—	—	(4,604)	(10,182)	—	(14,786)
Total comprehensive loss for the period ended June 30, 2020	—	—	(4,604)	(10,182)	(109,396)	(124,182)
Transactions with owners:
Share-based payment	2	2,679	—	—	1,254	3,935
Repurchase of shares	(1)	(3,070)	—	—	—	(3,071)
Stock distribution	1	2,342	(2,343)	—	—	—
Cash distribution	—	—	(2,343)	—	—	(2,343)
Total transactions with owners for the period ended June 30, 2020	2	1,951	(4,686)	—	1,254	(1,479)
Balance at June 30, 2020 (Unaudited)	61	175,667	107,001	(14,002)	(261,503)	7,224

Balance at January 1, 2021	61	179,399	104,485	(12,269)	(380,866)	(109,190)
Comprehensive profit (loss):
Loss for the six-months period	—	—	—	—	(12,805)	(12,805)
Other comprehensive profit for the period	—	—	—	1,812	—	1,812
Total comprehensive profit (loss) for the period ended June 30, 2021	—	—	—	1,812	(12,805)	(10,993)
Transactions with owners:
Share-based payment	1	1,295	—	—	2,474	3,770
Repurchase of shares	(1)	(1,355)	—	—	—	(1,356)
Cash distribution	—	—	(2,353)	—	—	(2,353)
Total transactions with owners for the period ended June 30, 2021	—	(60)	(2,353)	—	2,474	61
Balance at June 30, 2021 (Unaudited)	61	179,339	102,132	(10,457)	(391,197)	(120,122)

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Six-months	Six-months
	period ended	period ended
	June 30, 2021	June 30, 2020
Amounts in US$ ’000	(Unaudited)	(Unaudited)
Cash flows from operating activities
Loss for the period	(12,805)	(109,396)
Adjustments for:
Income tax expense	16,307	18,131
Depreciation	43,161	62,623
Loss on disposal of property, plant and equipment	293	15
Write-off of unsuccessful exploration efforts	8,061	3,205
Impairment loss for non-financial assets	—	97,481
Amortization of other long-term liabilities	(118)	—
Accrual of borrowing interests	23,470	23,692
Borrowings cancellation costs	6,308	—
Unwinding of long-term liabilities	2,451	2,873
Accrual of share-based payment	3,770	3,935
Foreign exchange gain	(4,504)	(3,353)
Unrealized loss (gain) on commodity risk management contracts	38,619	(8,572)
Income tax paid	(61,267)	(16,970)
Change in working capital	15,184	(27,743)
Cash flows from operating activities – net	78,930	45,921
Cash flows from investing activities
Purchase of property, plant and equipment	(54,738)	(39,508)
Acquisition of business, net of cash acquired	—	(272,335)
Proceeds from disposal of long-term assets (Note 17)	1,100	—
Cash flows used in investing activities – net	(53,638)	(311,843)
Cash flows from financing activities
Proceeds from borrowings	162,201	350,000
Debt issuance costs paid	(2,019)	(7,507)
Principal paid	(255,000)	(3,575)
Interest paid	(22,957)	(14,046)
Borrowings cancellation costs paid	(12,908)	—
Lease payments	(3,948)	(4,775)
Repurchase of shares	(1,356)	(3,071)
Cash distribution	(2,353)	(2,343)
Payments for transactions with former non-controlling interest	(3,580)	(1,000)
Cash flows (used in) from financing activities - net	(141,920)	313,683
Net (decrease) increase in cash and cash equivalents	(116,628)	47,761
Cash and cash equivalents at January 1	201,907	111,180
Currency translation differences	(256)	(1,431)
Cash and cash equivalents at the end of the period	85,023	157,510
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	85,003	157,487
Cash in hand	20	23
Cash and cash equivalents	85,023	157,510

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil, Argentina and Ecuador.

This condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 4, 2021.

Basis of Preparation

The condensed consolidated interim financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2020, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments and interpretations apply for the first time in 2021, but do not have an impact on the condensed consolidated interim financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2020.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020.

Note 1 (Continued)

Financial risk management (Continued)

The 2019 coronavirus (“COVID-19”) outbreak has had numerous worldwide effects on general commercial activity, including that the price of crude oil dropped dramatically during 2020. By the end of 2020 and the beginning of 2021, the crude demand recovery resulted in improvements in the market conditions. At this time, given the uncertainty of the lasting effect of the COVID-19 outbreak, its impact on the Group’s business cannot be completely determined.

During May and June 2021, extensive protests and demonstrations across Colombia affected overall logistics and supply chains, restricting GeoPark’s crude oil transportation, drilling and the mobilization of personnel, equipment, and supplies. These events caused GeoPark to manage production curtailments that started in early May 2021 and normalized towards the end of June 2021.

The Group is continually reviewing its exposure to the current market conditions and adjusting the 2021 capital expenditures program which remains flexible, quickly adaptable and expandable as prices recover. The Group also continues to add new oil hedges, increasing its price risk protection within the next twelve months. GeoPark maintained a cash position of US$ 85,023,000 and has available US$ 108,029,000 in uncommitted credit lines as of June 30, 2021.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of June 30, 2021:

GeoPark Limited (Bermuda)
100%
GeoPark (UK) Limited
100%
GeoPark Latin America S.L.U. (Spain)
100%
GeoPark Argentina S.A.U. (Argentina)
100%
GeoPark Chile S.p.A. (Chile)
100%
GeoPark TdF S.p.A. (Chile)
100%
GeoPark Fell S.p.A. (Chile)
99%
GeoPark Magallanes Limitada (Chile)
100%
GeoPark Colombia S.L.U. (Spain)
100%
GeoPark Colombia SAS (Colombia)
100%
Amerisur Exploracion Colombia Limited (British Virgin Islands)
100%
Amerisur Exploracion Colombia Limitada Colombian Branch
100%
Petrodorado South America S.A. (Panama)
100%
Petrodorado South America S.A. Sucursal Colombia
99.9%
GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)
99.9%
GeoPark S.A.C. (Perú)
99.9%
GeoPark Perú S.A.C. (Perú)
100%
GeoPark Perú S.A.C. Sucursal Ecuador

Details of the subsidiaries and joint operations of the Group are set out in Note 21 to the annual consolidated financial statements as of and for the year ended December 31, 2020.

On March 13, 2021, the Company incorporated a subsidiary in the United States named Market Access LLP (ownership interest: 9%), which is in start-up phase.

The Chilean branch GeoPark Latin America Limited - Agencia en Chile was voluntary dissolved and liquidated. In May 2021, the Register of Commerce registered the dissolution with an effective date March 31, 2021.

Note 2

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Legal and Corporate Governance, People and Sustainability departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases had not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects and other items. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative and Geological and Geophysical expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements.

Six-months period ended June 30, 2021:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
Revenue	312,193	277,008	10,186	10,618	14,381	—	—
Sale of crude oil	291,167	275,941	2,525	319	12,382	—	—
Sale of gas	21,026	1,067	7,661	10,299	1,999	—	—
Production and operating costs	(95,972)	(79,580)	(5,608)	(2,286)	(8,498)	—	—
Royalties	(44,429)	(41,044)	(356)	(905)	(2,124)	—	—
Share-based payment	(133)	(111)	(23)	—	1	—	—
Operating costs	(51,410)	(38,425)	(5,229)	(1,381)	(6,375)	—	—
Depreciation	(43,161)	(27,010)	(7,182)	(2,091)	(6,760)	(116)	(2)
Operating profit (loss)	35,109	52,846	(8,286)	5,451	(3,543)	(972)	(10,387)
Operating Netback	153,561	136,554	4,441	7,509	5,057	—	—
Adjusted EBITDA	126,920	121,580	3,113	6,842	2,695	(1,009)	(6,301)

Six-months period ended June 30, 2020:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru (a)	Ecuador	Corporate
Revenue	188,889	159,097	11,556	4,823	13,413	—	—	—
Sale of crude oil	172,837	158,067	2,609	698	11,463	—	—	—
Sale of gas	16,052	1,030	8,947	4,125	1,950	—	—	—
Production and operating costs	(61,789)	(43,311)	(5,486)	(2,075)	(10,917)	—	—	—
Royalties	(15,914)	(13,268)	(399)	(380)	(1,867)	—	—	—
Share-based payment	(132)	(83)	(27)	(2)	(20)	—	—	—
Operating costs	(45,743)	(29,960)	(5,060)	(1,693)	(9,030)	—	—	—
Depreciation	(62,623)	(35,629)	(16,077)	(1,598)	(9,000)	(250)	(11)	(58)
Operating profit (loss)	(56,002)	79,166	(64,259)	90	(22,605)	(38,622)	(392)	(9,380)
Operating Netback	134,076	124,538	5,947	1,711	1,880	—	—	—
Adjusted EBITDA	105,454	104,714	5,201	633	2,516	(1,577)	(368)	(5,665)

(a)	As of the date of these interim condensed consolidated financial statements, Peru is no longer an operating segment due to the decision to retire from the Morona Block.

Note 2 (Continued)

Segment Information (Continued)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Peru	Ecuador	Corporate
June 30, 2021	832,137	658,423	95,189	37,721	33,220	939	1,319	5,326
December 31, 2020	960,266	680,828	101,742	38,172	36,803	4,656	1,127	96,938

A reconciliation of total Operating Netback to total profit (loss) before income tax is provided as follows:

	Three-months	Three-months	Six-months	Six-months
	period ended	period ended	period ended	period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Operating Netback	74,189	40,654	153,561	134,076
Geological and geophysical expenses	(2,151)	(3,065)	(5,259)	(7,616)
Administrative expenses	(11,587)	(9,837)	(21,382)	(21,006)
Adjusted EBITDA for reportable segments	60,451	27,752	126,920	105,454
Unrealized (loss) gain on commodity risk management contracts	(11,964)	(17,859)	(38,619)	8,572
Depreciation (a)	(20,594)	(23,322)	(43,161)	(62,623)
Write-off of unsuccessful exploration efforts	(8,061)	—	(8,061)	(3,205)
Impairment loss recognized for non-financial assets	—	—	—	(97,481)
Share-based payment	(1,716)	(2,015)	(3,770)	(3,935)
Lease accounting - IFRS 16	1,487	1,991	3,948	4,775
Others (b)	(394)	(7,400)	(2,148)	(7,559)
Operating profit (loss)	19,209	(20,853)	35,109	(56,002)
Financial expenses	(20,735)	(16,545)	(36,709)	(31,299)
Financial income	135	674	598	2,097
Foreign exchange gain (loss)	1,810	4,726	4,504	(6,061)
Profit (Loss) before tax	419	(31,998)	3,502	(91,265)

(a)	Net of capitalized costs for oil stock included in Inventories. Depreciation for the six-months period ended June 30, 2021 includes US$ 1,424,000 (US$ 1,406,000 in 2020) generated by assets not related to production activities. For the three-months period ended June 30, 2021 the amount included in depreciation is US$ 724,000 (US$ 706,000 in 2020).
(b)	Includes allocation to capitalized projects.

Note 2 (Continued)

Segment Information (Continued)

The following table presents a reconciliation of Adjusted EBITDA to operating profit (loss) for the six-months period ended June 30, 2021 and 2020:

	Six-months period ended June 30, 2021
	Colombia	Chile	Brazil	Argentina	Other (a)	Total
Adjusted EBITDA for reportable segments	121,580	3,113	6,842	2,695	(7,310)	126,920
Depreciation	(27,010)	(7,182)	(2,091)	(6,760)	(118)	(43,161)
Unrealized gain on commodity risk management contracts	(38,619)	—	—	—	—	(38,619)
Write-off of unsuccessful exploration efforts	(3,626)	(4,435)	—	—	—	(8,061)
Share-based payment	(371)	(48)	(6)	(70)	(3,275)	(3,770)
Lease accounting - IFRS 16	2,164	311	890	471	112	3,948
Others	(1,272)	(45)	(184)	121	(768)	(2,148)
Operating profit / (loss)	52,846	(8,286)	5,451	(3,543)	(11,359)	35,109

(a)	Includes Ecuador and Corporate.

	Six-months period ended June 30, 2020
	Colombia	Chile	Brazil	Argentina	Other (a)	Total
Adjusted EBITDA for reportable segments	104,714	5,201	633	2,516	(7,610)	105,454
Depreciation	(35,629)	(16,077)	(1,598)	(9,000)	(319)	(62,623)
Unrealized gain on commodity risk management contracts	8,572	—	—	—	—	8,572
Write-off of unsuccessful exploration efforts	—	(3,205)	—	—	—	(3,205)
Impairment loss recognized for non-financial assets	—	(50,281)	—	(16,205)	(30,995)	(97,481)
Share-based payment	(173)	(47)	(12)	(87)	(3,616)	(3,935)
Lease accounting - IFRS 16	2,870	70	1,106	469	260	4,775
Others	(1,188)	80	(39)	(298)	(6,114)	(7,559)
Operating profit / (loss)	79,166	(64,259)	90	(22,605)	(48,394)	(56,002)

(a)	Includes Peru, Ecuador and Corporate.

Note 3

Revenue

	Three-months	Three-months	Six-months	Six-months
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Sale of crude oil	153,849	49,002	291,167	172,837
Sale of gas	11,749	6,648	21,026	16,052
	165,598	55,650	312,193	188,889

Note 4

Commodity risk management contracts

The Group entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars, fixed price or zero-premium 3 ways (put spread plus call), and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur.

The following table summarizes the Group’s production hedged during the six-months period ended June 30, 2021 and for the following periods as a consequence of the derivative contracts in force as of June 30, 2021:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2021 - March 31, 2021	ICE BRENT	Zero Premium Collars	23,500	38.91 Put 52.72 Call
January 1, 2021 - March 31, 2021	VASCONIA(a)	Zero Premium Collars	2,000	35.00 Put 43.01 Call
			25,500
April 1, 2021 - June 30, 2021	ICE BRENT	Zero Premium Collars	25,500	40.61 Put 53.59 Call
			25,500
July 1, 2021 - September 30, 2021	ICE BRENT	Zero Premium Collars	18,000	43.19 Put 60.64 Call
July 1, 2021 - September 30, 2021	VASCONIA(a)	Zero Premium Collars	2,000	41.50 Put 68.57 Call
			20,000
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	19,500	43.72 Put 62.65 Call
			19,500
January 1, 2022 - March 31, 2022	ICE BRENT	Zero Premium Collars	14,500	49.10 Put 74.81 Call
			14,500
April 1, 2022 - June 30, 2022	ICE BRENT	Zero Premium Collars	8,000	50.55 Put 77.28 Call
			8,000

(a)	Vasconia Crude (ICE Brent minus Vasconia Differential).

The table below summarizes the (loss) gain on the commodity risk management contracts:

	Three-months	Three-months	Six-months	Six-months
	period ended	period ended	period ended	period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Realized (loss) gain on commodity risk management contracts	(35,705)	8,728	(56,341)	14,308
Unrealized (loss) gain on commodity risk management contracts	(11,964)	(17,859)	(38,619)	8,572
Total	(47,669)	(9,131)	(94,960)	22,880

The following table presents the Group’s derivative contracts agreed after the balance sheet date:

			Volume
Period	Reference	Type	bbl/d	Price US$/bbl
July 1, 2022 - September 30, 2022	ICE BRENT	Zero Premium Collars	1,000	52.00 Put 80.00 Call

Note 5

Production and operating costs

	Three-months	Three-months	Six-months	Six-months
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Staff costs	4,016	3,571	8,025	7,270
Share-based payment	115	64	133	132
Royalties	24,625	3,205	44,429	15,914
Well and facilities maintenance	4,602	2,498	9,544	7,895
Operation and maintenance	1,636	1,689	3,565	3,585
Consumables	4,131	3,630	8,795	8,735
Equipment rental	1,787	2,010	3,577	4,425
Transportation costs	300	2,445	1,550	3,525
Gas plant costs	708	426	1,266	994
Safety and insurance costs	1,070	803	2,017	1,921
Field camp	794	587	2,104	1,347
Non-operated blocks costs	1,436	976	2,377	1,340
Crude oil stock variation	5,104	(3,074)	4,723	68
Other costs	2,696	1,884	3,867	4,638
	53,020	20,714	95,972	61,789

Note 6

Geological and geophysical expenses

	Three-months	Three-months	Six-months	Six-months
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Staff costs	1,788	2,746	3,745	6,081
Share-based payment	53	(3)	100	66
Other services	287	237	1,358	1,364
Allocation to capitalized project	—	(29)	—	(102)
	2,128	2,951	5,203	7,409

Note 7

Administrative expenses

	Three-months	Three-months	Six-months	Six-months
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Staff costs	6,368	5,356	12,637	11,246
Share-based payment	1,548	1,954	3,537	3,737
Consultant fees	3,011	2,428	4,574	4,637
Travel expenses	59	60	114	867
Director fees and allowance	672	431	1,566	1,084
Communication and IT costs	1,050	832	1,929	1,438
Allocation to joint operations	(1,950)	(759)	(3,925)	(3,263)
Other administrative expenses	1,936	1,016	3,595	4,257
	12,694	11,318	24,027	24,003

Note 8

Selling expenses

	Three-months	Three-months	Six-months	Six-months
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Transportation	833	1,274	1,766	2,927
Selling taxes and other	996	364	1,786	673
	1,829	1,638	3,552	3,600

Note 9

Financial results

	Three-months	Three-months	Six-months	Six-months
	period ended	period ended	period ended	period ended
Amounts in US$ '000	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Financial expenses
Bank charges and other financial costs	(1,852)	(2,902)	(4,310)	(4,764)
Interest and amortization of debt issue costs	(11,309)	(12,310)	(23,640)	(23,662)
Borrowings cancellation costs	(6,308)	—	(6,308)	—
Unwinding of long-term liabilities	(1,266)	(1,333)	(2,451)	(2,873)
	(20,735)	(16,545)	(36,709)	(31,299)
Financial income
Interest received	135	674	598	2,097
	135	674	598	2,097
Foreign exchange gains and losses
Foreign exchange gain	1,810	1,308	4,504	4,227
Result on currency risk management contracts (a)	—	3,418	—	(10,288)
	1,810	4,726	4,504	(6,061)
Total financial results	(18,790)	(11,145)	(31,607)	(35,263)

(a)	GeoPark manages its exposure to local currency fluctuation with respect to income tax balances in Colombia. As of December 31, 2019, the Group entered into derivative financial instruments with local banks in Colombia for an amount equivalent to US$ 83,700,000 in order to anticipate any currency fluctuation with respect to income taxes payable in February, April and June 2020. The realized result on these contracts for the six-months period ended June 30, 2020 was a loss of US$ 9,414,000. No currency risk management contracts were in place during 2021.

Note 10

Property, plant and equipment

			Furniture,					Exploration
			equipment	Production	Buildings			and
	Oil & gas		and	facilities and	and	Construction		evaluation
Amounts in US$'000	properties		vehicles	machinery	improvements	in progress		assets		Total
Cost at January 1, 2020	830,937		19,549	172,507	11,770	69,587		48,036		1,152,386
Additions	(875)	(a)	811	4	423	28,394		10,019		38,776
Disposals	—		(24)	—	—	—		—		(24)
Acquisitions	174,962		617	34,613	—	1,221		79,693		291,106
Write-off / Impairment	(66,486)	(b)	—	—	—	(30,995)	(b)	(3,205)	(c)	(100,686)
Transfers	23,186		—	3,447	78	(21,619)		(5,092)		—
Currency translation differences	(19,846)		(310)	(3,587)	(79)	(81)		(1,187)		(25,090)
Cost at June 30, 2020	941,878		20,643	206,984	12,192	46,507		128,264		1,356,468

Cost at January 1, 2021	968,617		20,707	197,829	12,442	18,848		78,614		1,297,057
Additions	(1,480)	(a)	572	—	—	31,845		22,323		53,260
Disposals	—		(789)	(900)	(543)	(3,371)	(d)	—		(5,603)
Write-off	—		—	—	—	—		(8,061)	(e)	(8,061)
Transfers	20,741		—	8,578	64	(29,625)		242		—
Currency translation differences	(2,030)		(26)	(139)	(9)	(10)		(82)		(2,296)
Cost at June 30, 2021	985,848		20,464	205,368	11,954	17,687		93,036		1,334,357

Depreciation and write-down at January 1, 2020	(467,806)		(15,149)	(95,047)	(6,596)	—		—		(584,598)
Depreciation	(47,155)		(1,153)	(8,013)	(253)	—		—		(56,574)
Disposals	—		9	—	—	—		—		9
Currency translation differences	14,675		182	3,858	45	—		—		18,760
Depreciation and write-down at June 30, 2020	(500,286)		(16,111)	(99,202)	(6,804)	—		—		(622,403)

Depreciation and write-down at January 1, 2021	(548,445)		(16,985)	(109,987)	(6,975)	—		—		(682,392)
Depreciation	(33,417)		(1,076)	(6,279)	(348)	—		—		(41,120)
Disposals	—		474	900	436	—		—		1,810
Currency translation differences	2,260		21	139	9	—		—		2,429
Depreciation and write-down at June 30, 2021	(579,602)		(17,566)	(115,227)	(6,878)	—		—		(719,273)

Carrying amount at June 30, 2020	441,592		4,532	107,782	5,388	46,507		128,264		734,065
Carrying amount at June 30, 2021	406,246		2,898	90,141	5,076	17,687		93,036		615,084

(a)	Corresponds to the effect of the change in the estimate of assets retirement obligations.
(b)	Corresponds to impairment losses recognized in the Fell Block (Chile), the Aguada Baguales and El Porvenir Blocks (Argentina) and the Morona Block (Peru) for US$ 50,281,000, US$ 16,205,000 and US$ 30,995,000, respectively.
(c)	Corresponds to an unsuccessful exploratory well drilled in the Isla Norte Block (Chile).
(d)	Corresponds to assets related to the operationship of the non-producing Morona Block (Block 64) in Peru, that were transferred to Petroperu in May 2021. See Note 17.
(e)	Corresponds to two unsuccessful exploratory wells drilled in the Llanos 32 Block (Colombia) and other exploration costs incurred in the Fell Block (Chile).

Note 11

Equity

Share capital

	At	Year ended
Issued share capital	June 30, 2021	December 31, 2020
Common stock (US$ ´000)	61	61
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	61,077,168	61,029,772
Total common shares in issue	61,077,168	61,029,772

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable.

Cash distributions

On March 10, 2021, and on May 5, 2021, the Company’s Board of Directors declared a quarterly cash distribution of US$ 0.0205 per share that was paid on April 13, 2021, and on May 28, 2021, respectively.

Buyback Program

On November 4, 2020, the Company’s Board of Directors approved a program to repurchase up to 10% of its shares outstanding or approximately 6,062,000 shares. The repurchase program began on November 5, 2020 and will expire on November 15, 2021. During the six-months period ended June 30, 2021, the Company purchased 94,005 common shares for a total amount of US$ 1,356,000. These transactions have no impact on the Group’s results.

Note 12

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	June 30, 2021	December 31, 2020
2024 Notes (a) (c)	171,685	428,737
2027 Notes (b) (c)	498,792	352,113
Banco Santander	3,880	3,736
Bancolombia (d)	9,342	—
	683,699	784,586

Classified as follows:

Current	27,527	17,689
Non-Current	656,172	766,897

Note 12 (Continued)

Borrowings (Continued)

(a)On September 21, 2017, the Company successfully placed US$ 425,000,000 Notes, which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes carry a coupon of 6.50% per annum. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The Notes are fully and unconditionally guaranteed jointly and severally by GeoPark Chile SpA and GeoPark Colombia S.L.U. Final maturity of the Notes will be September 21, 2024. For additional information, see reference (c).
(b)On January 17, 2020, the Company successfully placed US$ 350,000,000 Notes, which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The Notes were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). The debt issuance cost for this transaction amounted to US$ 5,004,000 (debt issuance effective rate: 5.88%). The Notes are fully and unconditionally guaranteed jointly and severally by GeoPark Chile SpA and GeoPark Colombia S.L.U. Final maturity of the Notes will be January 17, 2027. For additional information, see reference (c).
(c)In April 2021, the Company executed a series of transactions that included a successful tender to purchase US$ 255,000,000 of the 2024 Notes that was funded with a combination of cash in hand and a US$ 150,000,000 new issuance from the reopening of the 2027 Notes. The new notes offering and the tender offer closed on April 23, 2021 and April 26, 2021, respectively.

The tender total consideration included the tender offer consideration of US$ 1,000 for each US$ 1,000 principal amount of the 2024 Notes plus the early tender payment of US$ 50 for each US$ 1,000 principal amount of the 2024 Notes. The tender also included a consent solicitation to align the covenants of the 2024 Notes to those of the 2027 Notes.

The reopening of the 2027 Notes was priced above par at 101.875%, representing a yield to maturity of 5.117%. The debt issuance cost for this transaction amounted to US$ 2,019,000. The Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by GeoPark Chile SpA and GeoPark Colombia S.L.U.

After these transactions, the Company reduced its total indebtedness nominal amount in US$ 105,000,000 and improved its financial profile by extending its debt maturities. The current outstanding nominal amount of the 2024 Notes and 2027 Notes is US$ 170,000,000 and US$ 500,000,000, respectively. The Company recorded a loss of US$ 6,308,000 within Financial expenses for the three-months period ended June 30, 2021 as a consequence of these transactions.

The indentures governing the 2024 Notes and the 2027 Notes include incurrence test covenants that provide among other things, that, the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indentures governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indentures’ provisions and covenants.

Note 12 (Continued)

Borrowings (Continued)

(d)On May 14, 2021, GeoPark Colombia S.A.S. executed a loan agreement with Bancolombia for Colombian Pesos 35,000,000 (equivalent to US$ 9,388,000 at the moment of the loan execution) to finance working capital requirements in Colombia as a consequence of the demonstrations and road blockades across the country that affected logistics and supply chains during May and June. The interest rate applicable to this loan is the IBR index (interest rate of reference for short-term loans in Colombia) plus 1.6% per annum. Final maturity of the loan will be on May 14, 2022 and interests are payable monthly.

This note should be read in conjunction with Note 27 to the annual consolidated financial statements as of and for the year ended December 31, 2020.

As of the date of these interim condensed consolidated financial statements, the Group has credit lines available for US$ 108,029,000.

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	June 30, 2021	December 31, 2020
Assets retirement obligation	64,125	64,040
Deferred income	3,553	3,828
Other	13,949	14,502
	81,627	82,370

Note 14

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	June 30, 2021	December 31, 2020
Trade payables	70,824	63,528
To be paid to co-venturers	205	5,760
Payables to LGI	—	3,528
Staff costs to be paid	8,967	13,752
Royalties to be paid	7,042	5,287
V.A.T.	4,185	3,453
Taxes and other debts to be paid	4,475	9,734
	95,698	105,042

Classified as follows:

Current	94,368	100,156
Non-Current	1,330	4,886

Note 15

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2021 and December 31, 2020 on a recurring basis:

			At
Amounts in US$ '000	Level 1	Level 2	June 30, 2021
Assets
Cash and cash equivalents
Money market funds	270	—	270
Total Assets	270	—	270
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	67,247	67,247
Total Liabilities	—	67,247	67,247

			At
Amounts in US$ '000	Level 1	Level 2	December 31, 2020
Assets
Cash and cash equivalents
Money market funds	823	—	823
Derivative financial instrument assets
Commodity risk management contracts	—	1,013	1,013
Total Assets	823	1,013	1,836
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	15,094	15,094
Total Liabilities	—	15,094	15,094

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of June 30, 2021.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are measured at their amortized cost. The Group estimates that the fair value of its main financial liabilities is approximately 101% of its carrying amount including interests accrued as of June 30, 2021. Fair values were calculated based on market price for the Notes and cash flows discounted for other borrowings using a rate based on the borrowing rate and are within Level 1 and Level 2 of the fair value hierarchy, respectively.

Note 16

Capital commitments

Capital commitments are detailed in Note 33.2 to the audited Consolidated Financial Statements as of December 31, 2020. The following updates have taken place during the six-months period ended June 30, 2021:

Colombia

The Colombian National Hydrocarbons Agency (“ANH”) approved GeoPark’s proposal to transfer part of its capital commitments in the PUT-30 Block to the Llanos 34 Block. Consequently, GeoPark has committed to drill 3 exploratory wells in the Llanos 34 Block for a total amount of US$ 17,381,000, before November 10, 2021. Due to a private agreement with the partner in the block, the investment commitment to be incurred by GeoPark amounts only to US$ 12,840,000. As of the date of these interim condensed consolidated financial statements, one of the three committed exploratory wells has already been drilled.

Ecuador

On April 27, 2021 and May 7, 2021, the Ecuadorian Ministry of Energy and Non-Renewable Resources approved the requests to extend the exploratory period in the Espejo and Perico Blocks until June 17, 2025 and June 16, 2025, respectively.

Note 17

Business transactions

REC-T-128 Block (Brazil)

In July 2020, GeoPark initiated a farm-out process to sell its 70% interest in the currently non-producing REC-T-128 Block in Brazil. On March 1, 2021, the farm-out agreement was signed. The total consideration is US$ 1,100,000, plus a contingent payment of up to US$ 710,000. Closing of the transaction took place in May 2021, after the corresponding customary regulatory approvals.

Morona Block (Peru)

On July 15, 2020, GeoPark notified its irrevocable decision to retire from the non-producing Morona Block (Block 64) in Peru, due to extended force majeure, which allows for the termination of the license contract. On April 6, 2021, the final agreement with Petroperu was signed and, on May 31, 2021, the joint operation agreement was ended. From such date on, GeoPark only acts as operator of the Morona Block on behalf of Petroperu until the supreme decree approving the assignment is issued by the Peruvian Government.

Note 18

Subsequent events

In July 2021, GeoPark Colombia S.A.S. extended the availability period for its offtake and prepayment agreement with Trafigura, one of its customers, until August 10, 2021. The prepayment agreement provides GeoPark with access to up to US$ 75,000,000 in the form of prepaid future oil sales. As of the date of these Consolidated Financial Statements, GeoPark did not withdrawn any amount from this prepayment agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
Name: Andrés Ocampo
Title: Chief Financial Officer

Date: August 4, 2021